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Anthony Zacharski anthony.zacharski@dechert.com +1 212 698 3552 Direct +1 860 394 4206 Fax

November 16, 2021

Valerie Lithotomos

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	The Marsico Investment Fund, File Nos. 333-36975 and 811-08397 Post-Effective Amendment No. 49

Dear Ms. Lithotomos:

On behalf of The Marsico Investment Fund (the “Trust” or “Registrant”) and each of its series (a “Fund”), I am responding to the comments you provided to me via telephone on October 14, 2021 regarding the Trust’s Post-Effective Amendment No. 49 to its registration statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), which was filed on September 1, 2021. The Registrant intends to make the changes described in this letter in a post-effective amendment to its registration statement on Form N-1A pursuant to Rule 485(b) under the Securities Act to be filed on or around November 16, 2021, with a designated effective date of December 6, 2021.

Prospectus

All Funds

1.	Comment: In the Fees and Expenses Table, the footnote tied to the Net Expenses line item states that the expense limitation and fee waiver agreement will remain in effect until January 31, 2022 for Investor Class and until January 31, 2023 for Institutional Class. The SEC staff takes the position that any contractual limitation that is reflected in the Fees and Expenses Table must remain in effect for at least one year from the effective date of the registration statement amendment in which it appears. January 31, 2022 is not at least one year from the effective date of the upcoming 485(b) amendment. Please revise the disclosure accordingly for Investor Class. This comment applies to all applicable Funds.

Response: The Registrant confirms that it will revise the expiration date of the expense limitation and fee waiver agreement with regard to Investor Class shares to January 31, 2023, matching the expiration date for the related arrangement for Institutional Class shares, and it will update the footnote accordingly.

2.	Comment: Please confirm supplementally that no parties other than the Board of Trustees of the Trust are authorized to terminate the expense limitation and fee waiver agreement prior to its disclosed end date. This comment applies to all applicable Funds.

Response: The Registrant confirms that, as provided in the expense limitation and fee waiver agreement, no party other than the Board of Trustees of the Trust is authorized to terminate the agreement prior to its disclosed end date.

3.	Comment: In the introductory paragraph for the Example, please revise the parenthetical in the penultimate sentence to clarify its meaning. This comment applies to all applicable Funds.

Response: The Registrant will revise the penultimate sentence in the paragraph introducing the expense Example to read as follows: “The example also assumes that your investment has a 5% return each year and that the operating expenses of each class remain the same (except the example incorporates the expense limitation and fee waiver agreement only through January 31, 2023).

4.	Comment: In the Principal Investment Strategies section, in the paragraph that begins, “In the bottom-up analysis…”, the first sentence states that “the investment adviser looks for individual companies or securities (including, without limitation, equity securities) that have expected to offer earnings growth….” If the term “securities” is intended to describe derivatives, please add disclosure to this section that identifies the types of derivatives used and also add derivatives risk disclosure. This comment applies to all applicable Funds.

Response: The Registrant notes that the Principal Investment Strategies section for each Fund states that the Fund “invests primarily in . . . common stocks” — that is, in securities rather than derivatives. The term “securities” is not intended to refer to derivatives. The final paragraph in the Principal Investment Strategies section discloses that the Fund may use derivatives to hedge its exposures or for other investment purposes, while explaining that the Fund “is not intended as a vehicle for investing substantially in derivatives” and “tends to hold such investments only infrequently.” Because the Funds historically have rarely invested in derivatives and the Adviser currently does not intend to increase the use of derivatives materially above those historical levels, the Registrant believes that derivatives strategies and risks are not material, that the Principal Investment Strategies section adequately discusses derivatives, and that the prospectus adequately discloses derivatives risks in the “More Information About the Funds – Additional Information about Investment Objectives, Strategies and Risks” section and in “The Principal Risks of Investing in the Funds” section. Accordingly, the Registrant respectfully declines to add additional disclosure about the use of derivatives.

5.	Comment: Please consider adding a cybersecurity risk factor to the prospectus. This comment applies to all applicable Funds.

Response: In light of the extensive disclosure of cybersecurity risks found in the Funds’ Statement of Additional Information, the Registrant has determined that the existing disclosure of cybersecurity risk is adequate and therefore has respectfully determined not to add cybersecurity risk to the prospectus at this time.

Marsico Midcap Growth Focus Fund (Formerly, Marsico 21st Century Fund)

6.	Comment: Please tell us supplementally when the name of the Fund changed and how it was done.

Response: The name of the former Marsico 21st Century Fund was changed to the Marsico Midcap Growth Focus Fund effective September 1, 2021, as reflected in a supplement to the Prospectus and SAI filed on August 25, 2021. The supplement also was posted on the Funds’ website before the effective date. The name change was made primarily to describe in the Fund’s name the types of securities in which the Fund primarily invests. The change in name does not represent a change in investment strategy or the types of securities held by the Fund. For the last several years, the prospectus disclosed that the Fund maintained a significant emphasis on investing in medium-capitalization (“midcap”) companies based on then-current market conditions and disclosed the Russell Midcap Growth Index as the Fund’s supplemental index. In 2018, the Russell Midcap Growth Index was selected as the Fund’s primary benchmark index. In conjunction with the name change, in accordance with Rule 35d-1 under the Investment Company Act and as reflected in the August 25, 2021 supplement, the Fund adopted an 80% policy for the term “midcap” as used in its new name. These changes, and the reasons underlying them, were discussed in advance with the Board of Trustees and approved by the Board in advance of filing the supplement.

7.	Comment: Please confirm supplementally that there is no waiver and no recoupment for this Fund.

Response: The Registrant confirms that there is no current waiver or recoupment for the Midcap Growth Focus Fund.

8.	Comment: Please confirm supplementally that any changes to the Fund’s existing 80% policy will not violate Rule 35d-1 because “midcap” is in its name.

Response: The Registrant confirms that any changes to the Fund’s existing 80% policy will be made in compliance with Rule 35d-1.

9.	Comment: Please tell us supplementally the current range for “midcap” that is used for the Fund.

Response: The size range of companies found in the Russell Midcap Growth Index is approximately $0.6 billion to $68 billion as of October 31, 2021.

10.	Comment: Please confirm supplementally that derivatives are not used to comply with the 80% policy, or if they are, please disclose the usage with specificity.

Response: The Registrant confirms that derivatives are not needed or used to comply with the 80% policy of the Midcap Growth Focus Fund.

11.	Comment: The Principal Investment Risks section includes disclosure about investing in “small capitalization” companies. Please confirm that “small cap” investments are part of the principal investment strategy for this Fund or revise the disclosure accordingly.

Response: The Principal Investment Strategies section explains that the Fund’s principal strategy involves investing 80% of Fund assets in midcap growth companies. It also notes, however, that the Fund may invest in companies of any size. Because investments in small-cap companies (as well as large-cap companies) could occur and could constitute more than 5% of the Fund at times, even though such investments are not currently expected to be significant to the Fund’s principal investment strategies, the Registrant submits that the existing brief description of small-cap company risks is reasonable and appropriate. In light of the comment, however, the risk sub-heading will be changed from “Risks of Small- and Medium Capitalization Company Investing” to “Medium-Capitalization and Smaller Company Risk,” and the risk disclosure in that section will be revised to de-emphasize the smaller-company risks by replacing the existing disclosure with the following: “The Fund’s investments in medium-capitalization or midcap companies, as well as any investments in small-cap companies, can involve more risk than investments in larger companies because medium-capitalization and smaller companies have potentially greater sensitivity to adverse business or economic conditions. Medium-capitalization and smaller companies may have more limited financial resources, markets or product lines, less access to capital markets, and more limited trading in their stocks. This can cause the prices of equity securities of these companies to be more volatile than those of larger companies, or to decline more significantly during market downturns than the market as a whole.”

Marsico International Opportunities Fund

12.	Comment: Because “international” is used in the Fund’s name, in the Principal Investment Strategies section for this Fund, please add the disclosure contained in the third sentence of the first paragraph of the Principal Investment Strategies section for the Marsico Global Fund, which is about investing significantly in non-U.S. issuers. Alternatively, please elevate the related SAI disclosure (see comment 17) to this section.

Response: The Registrant confirms that it will elevate to the Principal Investment Strategies section for the International Opportunities Fund the disclosure in the Funds’ Statement of Additional information stating: “The International Opportunities Fund invests primarily (generally, no less than 65% of its total assets) in foreign securities.”

All Funds

13.	Comment: On page 31, the disclosure in the Minimum Investment Amounts section states the Funds may “elect at their discretion” to convert Institutional Class share accounts to Investor Class share accounts. Since those conversions are at the discretion of the Funds, please explain supplementally what they consider and how shareholders would know they have been converted.

Response: The Registrant notes that before undertaking any “mandatory conversion” of an Institutional Class share account into an Investor Class share account, a determination would need to be made that any impacted shareholder is ineligible to hold Institutional Class shares and is eligible to hold Investor Class shares. The Registrant would consider factors such as whether the shareholder’s account size has declined below the Institutional Class minimum investment threshold, and the reasons for a decline, such as a change in the value of an account due to market movements, exchanges or redemptions, or other reasons. Regarding notice to shareholders, page 57 of the Prospectus notes that “A Fund will notify affected shareholders in writing prior to any mandatory conversion.”

The Funds’ Multi-Class Plan under Rule 18f-3 similarly provides: “[E]ach Fund reserves the right, but not the obligation, to mandatorily convert shareholders from one class to another at its sole discretion if they no longer qualify as eligible for their existing class and they qualify for the other class. Such mandatory conversions, if triggered by failing to meet a necessary investment minimum for a class, may be as a result of a change in value of an account due to market movements, exchanges or redemptions. A Fund will notify affected shareholders in writing prior to any mandatory conversion. A mandatory conversion will be effected on the basis of the relative net asset value of the two classes without the imposition of any sales load, fee or other charge.”

14.	Comment: Because the Funds are permitted to invest in other investment companies, as disclosed on page 33, please confirm supplementally that no Fund invests in other investment companies above 0.01% of its average net assets or if any Fund’s investments in other investment companies exceeds that threshold, please add the appropriate AFFE line item to the Fees and Expenses table for that Fund.

Response: The Registrant confirms that none of the Funds currently invests in other investment companies to a degree sufficient to incur acquired fund fees and expenses exceeding one basis point (0.01%) of that Fund’s average net assets. Accordingly, acquired fund fees and expenses are not included as a separate line item in any Fund’s “Annual Fund Operating Expenses” table, as permitted by Instruction 3(f)(i) to Item 3 of Form N-1A.

15.	Comment: On the top of page 45, the disclosure indicates that the Adviser can pay a portion of the CCO’s compensation. Please disclose whether there is any conflict of interest in the Adviser paying that compensation.

Response: The Registrant submits that it is reasonable and appropriate for each of the Funds and the Adviser to pay part of the compensation of the Funds’ Chief Compliance Officer (“CCO”) because the CCO serves both as chief compliance officer for the Funds and as chief compliance officer for the Adviser. The Commission supported such an approach in its release adopting final Rule 38a-1 under the Investment Company Act. See Final Rule: Compliance Programs of Investment Companies and Investment Advisers, Release No. IC-26299 (December 7, 2003), available at https://www.sec.gov/rules/final/ia-2204.htm#P184_63550, notes 88 and 90 and accompanying text (“We are not adopting a requirement that the chief compliance officer be employed by only the fund because we believe that such a provision would actually weaken her effectiveness. If we were to preclude the [fund’s] chief compliance officer from being an employee of an adviser or any other service provider, she would be divorced from all fund operations. . . . [While] a chief compliance officer who is an employee of the fund's investment adviser might be conflicted in her duties, . . . [t]he rule, as adopted, is designed to address these concerns by requiring a fund's chief compliance officer to report directly to the board.”)

The Registrant believes that the CCO’s dual role benefits the Funds by ensuring that the CCO is well informed about Adviser compliance issues as well as Fund issues. While a dual chief compliance officer may have potential conflicts of interests, the CCO has clear duties to both entities, and reports directly to the Board of Trustees of the Trust. These duties and reporting obligations guide the CCO in appropriately serving both entities without regard to which one pays what portion of his compensation. Any conflict is mitigated by the CCO’s direct line of reporting to the Board of Trustees of the Trust, and the requirement for his designation, compensation and removal to be approved by the Board, in accordance with Rule 38a-1. Accordingly, the Registrant respectfully declines to make the requested disclosure change.

16.	Comment: On page 45, note the January 31, 2022 date again. Please reconcile this disclosure with Comment 1.

Response: The Registrant reaffirms that, as noted in its response to Comment 1, it will revise the expiration date of the expense limitation and fee waiver agreement with regard to the arrangement for Investor Class shares to January 31, 2023.

Statement of Additional Information

17.	Comment: In the “Foreign Securities” section on page 8, the third sentence indicates that the Marsico International Opportunities Fund invests primarily (generally, no less than 65% of its total assets) in foreign securities. Please either elevate this disclosure to the prospectus or add the disclosure requested by Comment 12 above.

Response: The Registrant reaffirms that, as noted in its response to Comment 12, it will elevate to the Principal Investment Strategies for the International Opportunities Fund the disclosure in the Funds’ SAI stating that “[T]he International Opportunities Fund invests primarily (generally, no less than 65% of its total assets) in foreign securities.”

Part C

18.	Comment: Please confirm supplementally that the Trust complies with the FAST Act exhibit hyperlink requirements.

Response: The Registrant confirms that it complies with the FAST Act exhibit hyperlink requirements.

If you have any questions, please let me know.

Very truly yours,

/s/ Anthony H. Zacharski

Anthony H. Zacharski

Partner, Dechert LLP